AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

April 7, 2011

Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE:          American International Industries, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Periods Ended March 31, June 30, and September 30, 2010
File No. 1-33640

Dear Mr. Wiggins:

This letter is in response to the staff’s letter dated March 28, 2011 to American International Industries, Inc., regarding our internal control over financial reporting.

Form 10-K for the Year Ended December 31, 2009

Notes to the Consolidated Financial Statements, page 34

Note 14 – Property Dividend Distribution Gain, page 46

1. We note your response to our prior comment 1 and your proposed amendment to your Form 10-K for the year ended December 31, 2009.  In light of your proposed restatement, please tell us how you determined that there was not a material weakness in internal control over financial reporting and/or disclosure controls and procedures as of December 31, 2009.  In your response, please describe the controls in place as of December 31, 2009 and the procedures you followed that relate to the accounting for and disclosure of the distribution of stock of Hammonds Industries, Inc.

RESPONSE:  Our adjusted/revised disclosure to the staff’s comment is set forth in bold italics below for the convenience of the staff’s review.  This same language has been added to "MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING" on page 27.

ITEM 9T. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining an adequate level of internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Evaluation of disclosure controls and procedures. In connection with the audit of the Company's financial statements for the year ended December 31, 2009, the Company's CEO and CFO conducted an evaluation regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based upon the evaluation of these controls and procedures and discussions with our independent accountants, our CEO and CFO concluded that our determined that our disclosure controls and procedures were effective as of December 31, 2009.

In response to a letter from the SEC in connection with the review of AMIN’s Form 10-K for the year ended December 31, 2009, the Company has reexamined the treatment of the property dividend to be distributed to its shareholders in 2008. As a result of our reexamination and the analysis of professional literature related to this issue, we have restated the Consolidated Statements of Operations, the Consolidated Statements of Changes in Stockholder's Equity, and the Consolidated Statements of Cash Flows for the year ended December 31, 2008.  The effects of the restatement are discussed in note 22 to the consolidated financial statements. Additionally, notes 14, 15, 16, and 18 have been restated.  Please note that this change did not affect the Consolidated Balance Sheets, including equity.

The Company’s Chief Executive Officer and Chief Financial Officer have reassessed our disclosure controls and procedures for the year ended December 31, 2009. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective for the year ended December 31, 2009 to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Accounting issues that arise outside of the ordinary course of business are researched by the Chief Financial Officer, and discussed with other professional accountants, including our auditors.

The Company followed the guidance of the pre-codification accounting literature and paragraph 18 of APB 29 which provides that the accounting for nonmonetary transactions be based on the fair value of the assets.

There was no impact on the cash flows of the Company, and the recognition of the gain did not affect the Consolidated Balance Sheet, including equity.  The gain was shown as a separate line in the statement of operations as non-operating income and a separate line in the statement of cash flows and was discussed in the notes to the financial statements.  Additionally, the gain and the method used to determine the gain were fully disclosed in the Company's press releases about the dividend distribution and for the announcement and discussion of the Company's earnings.  As the gain was a non-cash transaction, the judgment of a reasonable person relying upon the 2008 financial statements would not have been changed if the gain was not recorded.

Because the recognition of the gain was fully reported and disclosed, and because this transaction would not impact an investor's decision, we believe that there was not a material weakness in internal control over financial reporting and/or disclosure controls and procedures as of December 31, 2009.

Changes in internal controls. There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide a management report in the Annual Report.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,
/s/Sherry L. McKinzey
Sherry L. McKinzey, Chief Financial Officer